Exhibit 99.3

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VOTING INSTRUCTION FORM

CELESTICA INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, APRIL 22, 2010 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 12, 2010
PROXY DEPOSIT DATE:	APRIL 20, 2010 15101Q108

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WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S) — **VOTING RECOMMENDATIONS**

2 - APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE ------->>> BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR. — FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. — AQ --->>>

TELEPHONE VOTE AT 1-800-454-8683

INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

CELESTICA INC.

ANNUAL MEETING TO BE HELD 04/22/10 AT 10:00 A.M. EDT FOR HOLDERS AS OF 03/12/10

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-ROBERT L. CRANDALL	☐	☐
02-WILLIAM A. ETHERINGTON	☐	☐
03-LAURETTE KOELLNER	☐	☐
04-CRAIG H. MUHLHAUSER	☐	☐
05-EAMON J. RYAN	☐	☐
06-GERALD W. SCHWARTZ	☐	☐
07-DON TAPSCOTT	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐

A/C *** ISSUER COPY ***

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FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

P90811 15101Q108

CELESTICA INC.
844 DON MILLS ROAD
TORONTO, ON M3C 1V7
CANADA

NONE	ANNUAL	INTERIM
☐	☐	☐

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD AND DETACH HERE